                                                                 FILE NO. 69-265


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935


                        NEW JERSEY RESOURCES CORPORATION

                 For the Calendar Year Ending December 31, 2003

         New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company (NJNG), NJR Energy Services Company (Energy Services), NJR Retail Holdings Corporation (Retail Holdings), NJR Capital Services Corporation (Capital), and NJR Service Corporation (Service Corp.). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

         Energy Services provides unregulated wholesale energy services, including natural gas supply, pipeline capacity and storage management to customers in New Jersey and in states from the Gulf Coast to New England.

         Retail Holdings, formed as an unregulated affiliate to consolidate the Company's unregulated retail operations, holds 100% of the following subsidiaries:

                  (a) NJR Home Services Company (Home Services) serves the needs of more than 131,300 customers under natural gas appliance protection plan contracts and installs, sells and services appliances to residential and commercial customers with residential-size equipment.

                  (b) NJR Natural Energy Company (Natural Energy) was formed to participate in the unregulated retail marketing of natural gas, but is currently a non-operating company;

                  (c) NJR Power Services Company (Power Services) was formed to participate in the distribution of alternative sources of energy, such as fuel cells and micro turbines, but is currently a non-operating company; and

                  (d) NJR Plumbing Services Company provides plumbing services necessary to support the heating, ventilation and air-conditioning operations of Home Services.

         Capital was formed to consolidate the Company's unregulated energy-related and real estate investments. Capital's subsidiaries include the following:

                  (a) Commercial Realty & Resources Corp. (CR&R) develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. CR&R currently owns one fully leased building totaling 4,000 square feet and has about 151 acres of undeveloped land. In 2003, CR&R contracted to build a 200,000 square-foot build-to-suit building in the Monmouth Shores Corporate Office Park II. Total capital expenditures for the project are estimated at $22.5 million;

                  (b) NJR Investment Company, which was formed to make energy-related equity investments; and

                  (c) NJR Energy Holdings, formerly a sub-holding company of NJR, has subsidiaries that include NJR Energy Corporation, an investor in energy-related ventures. NJNR Pipeline Company, a subsidiary of NJR Energy Corporation, also invests in energy-related ventures.

         Service Corp. was formed to provide administrative services, including corporate communications, financial, internal audit, legal, and computer technology, to all affiliated companies.

         Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to nearly 450,000 residential, commercial and industrial customers in Monmouth and Ocean counties and parts of Morris and Middlesex counties.

         Service Corp. and NJNG, from time to time, render to each other certain services and make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the New Jersey Board of Public Utilities.

         2. As of December 31, 2003, NJNG owned approximately 3,821 miles of steel, wrought and cast iron distribution main, and 2,473 miles of plastic distribution main. Additionally, NJNG owns approximately 208 miles of steel transmission main in various sizes, approximately 417,492 services and approximately 456,158 meters.

         NJNG owns and operates two liquefied natural gas storage plants, one in Stafford Township and one in Howell Township, New Jersey. The two plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

         NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG leases a storage facility in Long Branch, New Jersey. NJNG also leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

         NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

         Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Bank of New York, Midwest Trust Company, dated April 1, 1952, as amended by thirty (30) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $204,845.00 at December 31, 2003.

         3. (a) NJNG distributed 73,154,712 Dth of natural or manufactured gas at retail in the State of New Jersey for the calendar year ended December 31, 2003. Revenues of $591,055,950 were received from these sales.

         (b) None.

         (c) NJNG sold at wholesale approximately 29.9 Bcf of natural gas outside the State of New Jersey or at the State line to various customers during calendar 2003 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, as set forth in the following table:

        STATE                                VOLUMES SOLD (DTH)               DOLLAR WHOLESALE REVENUES
        -----                                ------------------               -------------------------
        Arkansas                                         35,000                                 $175,950
        Connecticut                                   1,105,798                               $7,138,380
        Delaware                                        226,579                               $1,573,915
        Indiana                                          60,000                                 $325,500
        Kentucky                                         31,547                                 $315,470
        Louisiana                                     1,269,365                               $9,344,270
        Maryland                                         36,648                                 $265,974
        Massachusetts                                    43,934                                 $435,604
        Mississippi                                      39,000                                 $341,130
        New Jersey                                   13,658,875                              $79,572,719
        New York                                      4,884,348                              $32,371,381
        Ohio                                            821,110                               $4,414,027
        Pennsylvania                                  6,052,949                              $37,224,262
        Rhode Island                                     18,800                                 $148,050
        Texas                                           364,700                               $1,762,655
        Virginia                                         20,000                                 $148,000
        West Virginia                                     7,600                                  $36,062
        Pooling Points(1)                             1,227,479                              $11,582,392
                                                     ----------                             ------------
                  TOTALS                             29,903,732                             $187,175,741

         (d) For the calendar year ended December 31, 2003, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey or at the State line amounted to approximately 87.9 Bcf, at a cost of $581 million.

--------
(1) Pooling points are not geographically specific.

The expenses include commodity purchase costs plus all fixed and variable contract delivery costs and are more particularly set forth in the table below:

STATE                                   VOLUMES PURCHASED (DTH)                         PURCHASE COSTS
-----                                   -----------------------                         --------------
Alabama                                                  36,616                                 $252,808
Arkansas                                             16,088,537                              $89,072,575
Indiana                                               1,524,885                              $12,599,735
Kentucky                                                  8,755                                  $65,663
Louisiana                                             3,439,727                              $20,375,501
Massachusetts                                           526,090                               $4,270,534
Mississippi                                           4,792,734                              $24,296,574
New Jersey                                            3,802,078                              $24,305,866
New York                                             18,021,237                              $84,212,059
Ohio                                                 14,478,511                              $89,001,852
Pennsylvania                                            700,221                               $4,166,493
Texas                                                18,029,490                              $89,783,715
West Virginia                                            68,531                                 $324,236
Pooling Points(1)                                    10,441,896                              $42,387,303
                                                     ----------                              -----------
                                                     91,959,308                             $485,114,914
Other Costs(2)                                       -4,088,558                              $96,292,525
                                                     ----------                              -----------
TOTAL PURCHASE COSTS                                 87,870,750                             $581,407,439
                                                     ----------                              -----------


         4. (a) None
            (b) None
            (c) None
            (d) None
            (e) None




----------
(1) Pooling points are not geographically specific.
(2) The negative volume accounts for transportation fuel retained by pipelines for delivery, and charges include demand charges, transportation, and other miscellaneous non-commodity gas costs.

                                  EXHIBIT A


    Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 2003.

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED SEPTEMBER 30, 2003


                                      NJRE                  NJR        NJR CAPITAL                Home          NJR RETIAL
                                      Cont.       CR&R     Invest.        CORP.          NJNE    Services        HOLDINGS
                                      -----       ----     -------     -----------       ----    --------       ----------
OPERATING REVENUE                    1,538         806                   2,344             0      19,583          19,583

                                     ---------------------------------------------------------------------------------------

OPERATING EXPENSES
      Gas Purchases                      0           0                       0             0           0               0
      Operations & Maintenance         284       1,606                   1,890           (13)     17,161          17,148

      Depreciation & Amortization       60          32                      92             0         327             327
      Energy & Other Taxes               0         241                     241             0         760             760
                                     ---------------------------------------------------------------------------------------
         TOTAL OPERATING EXPENSES      344       1,879        0          2,223           (13)     18,248          18,235
                                     ---------------------------------------------------------------------------------------
OPERATING INCOME                     1,194      (1,073)       0            121            13       1,335           1,348



Other Income (Expense)                (333)        692       24            383             0         (20)            (20)


INTEREST CHARGES                       252         (51)      12            213           (20)          7             (13)
CAPITALIZED INTEREST                     0           0        0              0             0           0               0
                                     ---------------------------------------------------------------------------------------
INTEREST CHARGES, NET                  252         (51)      12            213           (20)          7             (13)
                                     ---------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES             609        (330)      12            291            33       1,308           1,341

INCOME TAX PROVISION                   234        (133)      (1)           100            12         533             545
                                     ---------------------------------------------------------------------------------------
NET INCOME                             375        (197)      13            191            21         775             796
                                     =======================================================================================
                                        OK          OK       OK                           OK          OK



                                           CONSOLIDATING        NJR RETAIL                         NJR
                                         DR          (CR)       HOLDINGS            NJR          SERVICE            NJNG
                                        ----         ----      ---------            ---          -------            ----
OPERATING REVENUE                                                19,583               0               0              759,878

                                     -----------------------------------------------------------------------------------------

OPERATING EXPENSES
      Gas Purchases                                                   0               0               0              501,799
      Operations & Maintenance                                   17,148           5,168          16,731               84,555

      Depreciation & Amortization                                   327             165               0               31,192
      Energy & Other Taxes                                          760              64             548               44,924
                                     -----------------------------------------------------------------------------------------
         TOTAL OPERATING EXPENSES        0            0          18,235           5,397          17,279              662,470
                                     -----------------------------------------------------------------------------------------
OPERATING INCOME                                                  1,348          (5,397)        (17,279)              97,408



Other Income (Expense)                                              (20)          7,291          17,228                1,130


INTEREST CHARGES                                                    (13)          1,854             (51)              11,913
CAPITALIZED INTEREST                                                  0               0               0                 (278)
                                     -----------------------------------------------------------------------------------------
INTEREST CHARGES, NET                    0            0             (13)          1,854             (51)              11,635
                                     -----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                        1,341              40               0               86,903

INCOME TAX PROVISION                                                545               7               0               33,926
                                     -----------------------------------------------------------------------------------------
NET INCOME                                                          796              33               0               52,977
                                     =========================================================================================
                                                                                     OK              OK                   OK




                                    NJR ENERGY     NJR RETAIL    NJR CAPITAL   Consolidated         CONSOLIDATING            CONSOL
                                    SERVICES CO.    HOLDINGS        CORP.         TOTAL          DR            (CR)          TOTAL
                                    ------------   ----------    -----------   ------------    -----          -----         ------
OPERATING REVENUE                    1,766,265       19,583          2,344       2,548,070        90 (C)                  2,544,379
                                                                                               3,601 (G)
                                   ------------------------------------------------------------------------------------------------

OPERATING EXPENSES                                                                                           3,601 (G)
      Gas Purchases                  1,740,196            0              0       2,241,995                  17,279 (D)    2,238,394
      Operations & Maintenance           6,324       17,148          1,890         131,816                      90 (C)      106,030
                                                                                                             8,257 (E)            0
      Depreciation & Amortization          189          327             92          31,965                     160 (I)       31,965
      Energy & Other Taxes                 102          760            241          46,639                                   46,639
                                   ------------------------------------------------------------------------------------------------
         TOTAL OPERATING EXPENSES    1,746,811       18,235          2,223       2,452,415                                2,423,028
                                   ------------------------------------------------------------------------------------------------
OPERATING INCOME                        19,454        1,348            121          95,655                                  121,351

                                                                                              17,279 (D)

Other Income (Expense)                     194          (20)           383          26,206     8,257 (E)         5 (F)          515
                                                                                                 160 (I)

INTEREST CHARGES                           354          (13)           213          14,270                                   14,270
CAPITALIZED INTEREST                         0            0              0            (278)                                    (278)
                                   ------------------------------------------------------------------------------------------------
INTEREST CHARGES, NET                      354          (13)           213          13,992                                   13,992
                                   ------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              19,294        1,341            291         107,869                                  107,874

INCOME TAX PROVISION                     7,884          545            100          42,462                                   42,462
                                   ------------------------------------------------------------------------------------------------
NET INCOME                              11,410          796            191          65,407                                   65,412
                                   ================================================================================================
                                           OK







              NET INCOME
              --------------------------------------------------------------------------------------------------
              TWELVE MONTHS WEIGHTED AVG SHARES-BASIC        27,095,101  BASIC EARNINGS PER SHARE YTD     $2.41
              --------------------------------------------------------------------------------------------------
              THREE MONTHS  WEIGHTED AVG SHARES-BASIC        27,213,613  BASIC EARNINGS PER SHARE QTD    ($0.13)
              --------------------------------------------------------------------------------------------------
              TWELVE MONTHS DENOMINATOR FOR DILUTION         27,531,597  DILUTED EARNINGS PER SHARE YTD   $2.38
              --------------------------------------------------------------------------------------------------
              THREE MONTHS  DENOMINATOR FOR DILUTION         27,746,115  DILUTED EARNINGS PER SHARE QTD  ($0.13)
              --------------------------------------------------------------------------------------------------

              ACTUAL SHARES OUTSTANDING                      27,233,072
              ---------------------------------------------------------

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30 ,2003

                                   -------------------------------------------------------------------------------------------------
                                     NJRE           PPI          CR&R          NJR Invest         NJR          NJR Energy      NJNE
                                                                                              Capital Corp.     Services
                                   -------------------------------------------------------------------------------------------------

Balance at September 30, 2002       (11,919)        1,525        (583)             2           (10,975)           17,003       3,822

Net Income                              375             0        (197)            13               191            11,410          21

Cash Dividends Declared                   0             0           0              0                 0                 0           0

Balance at September 30, 2003       (11,544)        1,525        (780)            15           (10,784)           28,413       3,843


                                   ------------------------------------------------------------------------------------------
                                         Home        NJR Develop.      NJR         NJNG       Elimination's           NJR
                                       Services         Corp.                                                    CONSOLIDATED
                                   ------------------------------------------------------------------------------------------

Balance at September 30, 2002          1,001            4,823        15,271     129,315         (32,867)           122,570

Net Income                               775              796            38      52,977               0             65,412

Cash Dividends Declared                    0                0             0     (33,615)              0            (33,615)

Balance at September 30, 2003          1,776            5,619        15,309     148,677         (32,867)           154,367

NEW JERSEY RESOURCES CORPORATION                                       26-Feb-04
Consolidating Balance Sheet                                          11:45:08 AM
SEPTEMBER 30, 2003

                                                                          ASSETS
                                    -----------------------------------------------------------------------------------------
                                                                NJR                        NJR                        NJR
                                     NJRE              NJR    Capital   CONSOLIDATING    Capital          Home       Retail
  ($ IN 000'S)                      Cont.      CR&R  Invest.    CORP.   DR       (CR)     CORP.    NJNE  Services   HOLDINGS
  ------------                      -----      ----  -------    -----   --       ----     -----    ----  --------   --------
PROP, PLANT & EQUIP
Utility plant                           0        0                 0                          0      0        0          0
Accumulated depreciation                0        0                 0              0(1)        0      0        0          0
Oil and gas properties                  0        0                 0                          0      0        0          0
Accumulated amortization                0        0                 0                          0      0        0          0
Furniture & Fixtures                    0        0                 0               (2)        0      0                   0
Real estate properties & other          0   26,976                 0                     26,976      0    1,468          0
Accumulated depreciation                0   (2,503)                0    (2)              (2,503)     0     (748)         0

                                   ------------------------------------------------------------------------------------------
     Prop plant & equip-net             0   24,473                 0   0          0      24,473      0      720          0
                                   ------------------------------------------------------------------------------------------

CURRENT ASSETS
Cash & Temp. Invest.                    0      (92)                0                        (92)     8      (15)         0
Construction Fund                       0        0                 0                          0      0        0          0
Customer A/R                        1,236        3                 0   0(3)               1,239      0    5,528          0
Unbilled revenue                        0        0                 0                          0      0        0          0
Allow for doubtful a/c's                0        0                 0                          0      0        0          0
Regulatory asset -st (WNC)              0        0                 0                          0      0        0          0
Gas in storage                          0        0                 0    (4)                   0      0        0          0
Materials & supplies                    0        0                 0                          0      0      670          0
Prepaid state taxes                     0        0                 0                          0      0      450          0
Underrecoverd gas costs - S.T.          0        0                 0                          0      0        0          0
Deferred FIT                            0        0                 0                          0      0        0          0
Net Assets Held for Disposal            0        0                 0                          0      0        0          0
Derivatives                         4,709        0                 0                      4,709      0        0          0
Broker margin accounts                  0        0                 0                          0      0        0          0
Other                                   0        0                 0                          0      0      (74)         0
                                   ------------------------------------------------------------------------------------------
     Total current assets           5,945      (89)      0         0   0          0       5,856      8    6,559          0
                                   ------------------------------------------------------------------------------------------

DEFERRED FIT                            0        0                 0              0(1)        0      0        0          0

DEFERRED CHARGES & OTHER
Equity investments                 14,773        0     573         0                     15,346      0        0          0
Regulatory Assets                       0        0                 0                          0      0        0          0
Underrecoverd gas costs - L.T.          0        0                 0                          0      0        0          0
Derivatives                        12,783        0                 0                     12,783      0        0          0
Other                                   0      571                 0    (2)                 571      0       65
                                   ------------------------------------------------------------------------------------------
Total Deferred Charges & Other     27,556      571     573         0   0          0      28,700      0       65          0
                                   ------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
NJNG                                    0        0                 0                          0      0        0          0
NJR Energy Serv.                        0        0                 0                          0      0        0          0
NJR Retial Holdings                     0        0                 0                          0      0        0          0
NJNE                                    0        0                 0                          0      0        0        643
NJNR                                    0        0             8,934   0(1)   8,934(1)        0      0        0          0
Plumbing Services                       0        0                 0                          0      0        0          0
Home Services                           0        0                 0                          0      0        0      1,889
Power Services                          0        0                 0                          0      0        0          0
NJR Capital Corp.                       0        0                 0                          0      0        0          0
NJRE                                    0        0                 0                          0      0        0          0
CR&R                                    0        0            14,117   0(1)  14,117(1)        0      0        0          0
NJR Investment                          0        0                57   0(1)      57(1)        0      0        0          0
NJR Service                             0        0                 0                                 0        0          0
                                   ------------------------------------------------------------------------------------------

Total investment in subs                0        0       0    23,108   0     23,108           0      0        0      2,532
                                   ------------------------------------------------------------------------------------------

INTERCOMPANY
NJR                               (10,016)  (2,155)   (485)        0                    (12,656)   727      167          0
NJNG                                    0      (26)      0         0                        (26)     2     (141)         0
NJR Energy Serv.                        0        0       0         0                          0      0        0          0
NJR Retial Holdings                     0        0       0         0                          0      0        0          0
NJNE                                    0        0       0         0                          0      0        0          0
NJNR                                    0        0       0         0                          0      0        0          0
Plumbing Services                       0        0       0         0                          0      0      (31)         0
Home Services                           0        0       0         0                          0      0       31          0
Power Services                          0        0       0         0                          0      0        0          0
NJR Capital Corp.                       0        0       0         0                          0      0        0          0
NJR Energy                              0        0       0         0                          0      0        0          0
CR&R                                    0        0       0         0                          0      0        0          0
NJR Investment                          0        0       0         0                          0      0        0          0
NJR Service                             5       22       0         0                         27      0     (137)         0
                                   ------------------------------------------------------------------------------------------

Total intercompany                (10,011)  (2,159)   (485)        0   0          0     (12,655)   729     (111)         0
                                   ------------------------------------------------------------------------------------------


INTERCOMPANY - FIT                    (60)    (863)      0         0                       (923)  (127)    (388)         0
                                   ------------------------------------------------------------------------------------------


        TOTAL ASSETS               23,430   21,933      88    23,108   0     23,108      45,451    610    6,845      2,532
                                   ==========================================================================================




                                             ASSETS                                            ASSETS
                                   ---------------------------   ------------------------------------------------------------------
                                                       NJR                                         NJR          NJR        NJR
                                     CONSOLIDATING    Retail               NJR                   Energy       Retail     Capital
  ($ IN 000'S)                       DR       (CR)   HOLDINGS    NJR     Service      NJNG      Services Co.  HOLDINGS    CORP.
  ------------                       --       ----   --------    ---     -------      ----      ------------  --------    -----

PROP, PLANT & EQUIP
Utility plant                                             0          0              1,097,636            0           0         0
Accumulated depreciation                                  0          0               (270,673)           0           0         0
Oil and gas properties                                    0          0                      0            0           0         0
Accumulated amortization                                  0          0                      0            0           0         0
Furniture & Fixtures                            (5)       0                                 0                        0         0
Real estate properties & other                        1,468      1,173                      0        1,382       1,468    26,976
Accumulated depreciation              (5)             (748)     (1,083)                     0         (979)       (748)   (2,503)

                                   -------------------------- ---------------------------------------------------------------------
     Prop plant & equip-net          0         0        720         90        0       826,963          403         720    24,473
                                   -------------------------- ---------------------------------------------------------------------

CURRENT ASSETS
Cash & Temp. Invest.                                     (7)       (64)      51         1,917           (9)         (7)      (92)
Construction Fund                                         0          0                      0            0           0         0
Customer A/R                                    (2)   5,528          0      150        38,740       81,253       5,528     1,239
Unbilled revenue                                          0          0                  3,649            0           0         0
Allow for doubtful a/c's                                  0          0                 (2,482)      (3,153)          0         0
Regulatory asset -st (WNC)                                0          0                 (4,507)           0           0         0
Gas in storage                                            0          0                 90,918       97,761           0         0
Materials & supplies                                    670          0        0         2,084            0         670         0
Prepaid state taxes                                     450          0                 10,606            0         450         0
Underrecoverd gas costs - S.T.                            0          0                 80,242            0           0         0
Deferred FIT                                              0          0                      0            0           0         0
Net Assets Held for Disposal                              0          0                      0            0           0         0
Derivatives                                               0          0                    614       15,967           0     4,709
Broker margin accounts                                    0          0                  2,206        4,394           0         0
Other                                          0(4)     (74)    12,229       32        11,038        2,065         (74)        0
                                   -------------------------- ---------------------------------------------------------------------
     Total current assets            0         0      6,567     12,165      233       235,025      198,278       6,567     5,856
                                   -------------------------- ---------------------------------------------------------------------

DEFERRED FIT                                   0          0        828        0             0            0           0         0

DEFERRED CHARGES & OTHER
Equity investments                                        0        129                                   0           0    15,346
Regulatory Assets                                         0          0                186,313                        0         0
Underrecoverd gas costs - L.T.                            0          0                  2,827            0           0         0
Derivatives                                               0          0                      0        3,322           0    12,783
Other                                                    65      1,216      107        34,766       11,250          65       571
                                   -------------------------- ---------------------------------------------------------------------
Total Deferred Charges & Other       0(5)                65      1,345      107       223,906       14,572          65    28,700
                                   -------------------------- ---------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
NJNG                                                      0    415,365                      0            0           0         0
NJR Energy Serv.                                          0     30,595                      0            0           0         0
NJR Retial Holdings                                       0      2,533                      0            0           0         0
NJNE                                 0(1)    643(1)       0          0                      0            0           0         0
NJNR                                                      0          0                      0            0           0         0
Plumbing Services                    0(1)      0(1)       0          0                      0            0           0         0
Home Services                        0(1)  1,889(1)       0          0                      0            0           0         0
Power Services                       0(1)      0(1)       0          0                      0            0           0         0
NJR Capital Corp.                                         0     23,108                      0            0           0         0
NJRE                                                      0          0                      0            0           0         0
CR&R                                                      0          0                      0            0           0         0
NJR Investment                                            0          0                      0            0           0         0
NJR Service                                               0          0                      0            0           0         0
                                   -------------------------- ---------------------------------------------------------------------

Total investment in subs             0     2,532          0    471,601        0             0            0           0         0
                                   -------------------------- ---------------------------------------------------------------------

INTERCOMPANY
NJR                                             (2)     894          0    3,044         2,899       17,633         894   (12,656)
NJNG                                  (2)              (139)    (2,899)     963             0         (369)       (139)      (26)
NJR Energy Serv.                                          0    (17,634)     188           369            0           0         0
NJR Retial Holdings                                       0          0        0             0            0           0         0
NJNE                                                      0       (725)       0            (2)           0           0         0
NJNR                                                      0          0        0             0            0           0         0
Plumbing Services                                       (31)        46        0            31            0         (31)        0
Home Services                                            31       (213)     137           103            0          31         0
Power Services                                            0          0        0             0            0           0         0
NJR Capital Corp.                                         0          0        0             0            0           0         0
NJR Energy                                                0     10,016       (5)            0            0           0         0
CR&R                                                      0      2,156      (22)           26            0           0         0
NJR Investment                                            0        485        0             0            0           0         0
NJR Service                                            (137)    (3,043)       0          (961)        (188)       (137)       27
                                   -------------------------- ---------------------------------------------------------------------

Total intercompany                   0         0        618    (11,811)   4,305         2,465       17,076         618   (12,655)
                                   -------------------------- ---------------------------------------------------------------------


INTERCOMPANY - FIT                                     (515)    13,412                (11,238)        (736)       (515)     (923)
                                   -------------------------- ---------------------------------------------------------------------


        TOTAL ASSETS                 0     2,532      7,455    487,630    4,645     1,277,121      229,593       7,455    45,451
                                   ========================== =====================================================================



                                                           ASSETS
                                   --------------------------------------------------------

                                                   RECLASS      CONSOLIDATING         CONSOL
  ($ IN 000'S)                        TOTAL      DR      (CR)   DR       (CR)         TOTAL
  ------------                        -----      --      ----   --       ----         -----
PROP, PLANT & EQUIP
Utility plant                        1,097,636                              45(F)   1,097,591
Accumulated depreciation              (270,673)                                      (270,673)
Oil and gas properties                       0                                              0
Accumulated amortization                     0                                              0
Furniture & Fixtures                         0                                              0
Real estate properties & other          30,999                                         30,999
Accumulated depreciation                (5,313)                                        (5,313)

                                   --------------------------------------------------------------
     Prop plant & equip-net            852,649                                        852,604
                                   --------------------------------------------------------------

CURRENT ASSETS
Cash & Temp. Invest.                     1,796   43(6)                                 1,839
Construction Fund                            0                                              0
Customer A/R                           126,910             (5)               0(H)     126,910
Unbilled revenue                         3,649                                          3,649
Allow for doubtful a/c's                (5,635)                                        (5,635)
Regulatory asset -st (WNC)              (4,507)                                        (4,507)
Gas in storage                         188,679    0(8)                                188,679
Materials & supplies                     2,754                                          2,754
Prepaid state taxes                     11,056                                         11,056
Underrecoverd gas costs - S.T.          80,242                                         80,242
Deferred FIT                                 0                                              0
Net Assets Held for Disposal                 0                                              0
Derivatives                             21,290            0(1)                         21,290
Broker margin accounts                   6,600                                          6,600
Other                                   25,290    0(4)    2(4)   0(H)    8,442(B)      16,846
                                   --------------------------------------------------------------
     Total current assets              458,124                                        449,723
                                   --------------------------------------------------------------

DEFERRED FIT                               828    0(2)  828(2)                              0

DEFERRED CHARGES & OTHER
Equity investments                      15,475           43(6)                         15,432
Regulatory Assets                      186,313    0(1)                                186,313
Underrecoverd gas costs - L.T.           2,827                                          2,827
Derivatives                             16,105            0(1)                         16,105
Other                                   47,975                   0(A)                  47,975
                                   --------------------------------------------------------------
Total Deferred Charges & Other         268,695                                        268,652
                                   --------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
NJNG                                   415,365                         415,365(A)           0
NJR Energy Serv.                        30,595                   0      30,595(A)           0
NJR Retial Holdings                      2,533            0      0       2,533(A)           0
NJNE                                         0                               0(A)           0
NJNR                                         0                               0(A)           0
Plumbing Services                            0                               0(A)           0
Home Services                                0                               0(A)           0
Power Services                               0                               0(A)           0
NJR Capital Corp.                       23,108                          23,108(A)           0
NJRE                                         0                               0(A)           0
CR&R                                         0                               0(A)           0
NJR Investment                               0                               0(A)           0
NJR Service                                  0                               0(A)           0
                                   --------------------------------------------------------------

Total investment in subs               471,601                   0     471,601              0
                                   --------------------------------------------------------------

INTERCOMPANY
NJR                                     11,814    2 (4)   0(4)   0           0(D)      11,816
NJNG                                    (2,470)                                        (2,470)
NJR Energy Serv.                       (17,077)   0 (5)   0                           (17,077)
NJR Retial Holdings                          0                                              0
NJNE                                      (727)                                          (727)
NJNR                                         0                                              0
Plumbing Services                           46                                             46
Home Services                               58                                             58
Power Services                               0                                              0
NJR Capital Corp.                            0                                              0
NJR Energy                              10,011                                         10,011
CR&R                                     2,160                                          2,160
NJR Investment                             485                                            485
NJR Service                             (4,302)                                        (4,302)
                                   --------------------------------------------------------------

Total intercompany                          (2)                                             0
                                   --------------------------------------------------------------


INTERCOMPANY - FIT                           0                                              0
                                   --------------------------------------------------------------


        TOTAL ASSETS                 2,051,895                                      1,570,979
                                   ================================================================

NEW JERSEY RESOURCES CORPORATION                                       26-Feb-04
CONSOLIDATING BALANCE SHEET                                          11:16:19 AM
SEPTEMBER 30, 2003

                                                           LIABILITIES AND STOCKHOLDER EQUITY
                                             -----------------------------------------------------------------------
                                             NJRE              NJR    NJR Capital     CONSOLIDATING      NJR Capital
                                             Cont.    CR&R   Invest.     Corp.        DR         (CR)        Corp.
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Common stock equity                           8,934  14,117    57         23,108   23,108(1)   1,782(2)       24,162
                                                                                      728(2)

Redeemable preferred stock                        0       0                    0                                   0
Long-term debt                                    0       0                    0                                   0
                                             -----------------------------------------------------------------------

     Total capitalization                     8,934  14,117    57         23,108   23,836      1,782          24,162
                                             -----------------------------------------------------------------------
CURRENT LIABILITIES
Current maturities of LTD                         0       0                    0                                   0
Notes payable to banks                            0       0                    0                                   0
Commercial paper                                  0       0                    0                                   0
Purchased gas                                     0       0                    0                    (4)            0
Accounts payable & other                        975   3,038                    0                   0(3)        4,013
Postretirement employee benefit liability       385     (97)                   0                                 288
Accrued taxes                                     0    (541)                   0                                (541
Broker margin accounts
Overrecovered gas costs - S.T.                    0       0                    0                                   0
Derivatives                                     400       0                    0                                 400
Customer credit bal & dep                         0    (103)                   0                                (103
                                             -----------------------------------------------------------------------
     Total current liabil                     1,760   2,297     0              0        0          0           4,057
                                             -----------------------------------------------------------------------
DEFERRED CREDITS
Deferred ITC                                      0       0                    0                                   0
Deferred income taxes                         9,553  (6,763)   31              0        0(1)     728(2)        3,549
Deferred revenue                              1,782  12,282                    0    1,782(2)                  12,282
Overrecovered gas costs - L.T.                                                 0                                   0
Derivatives                                   1,401                            0                               1,401
Manufactured gas plant remediaition                                            0                                   0
Postretirement employee benefit liability
Other                                             0       0                    0                                   0
                                             -----------------------------------------------------------------------
     Total deferred credits                  12,736   5,519    31              0    1,782        728          17,232
                                             -----------------------------------------------------------------------
       TOTAL CAP & LIAB.                     23,430  21,933    88         23,108   25,618      2,510          45,451
                                             =======================================================================
                                                  0       0     0              0   25,618     25,618               0
                                                  0       0     0              0                   0               0
                                                 ok      ok    ok



                                             ---------------------------------------------------------
                                                       Home    NJR Retail   CONSOLIDATING   NJR Retail
                                              NJNE   Services   Holdings      DR     (CR)    Holdings
------------------------------------------------------------------------------------------------------
CAPITALIZATION
Common stock equity                             643     1,889       2,532  2,532(1)              2,532
                                                                               0(2)
Redeemable preferred stock                        0         0           0                            0
Long-term debt                                    0         0           0                            0
                                             ---------------------------------------------------------
     Total capitalization                       643     1,889       2,532  2,532         0       2,532
                                             ---------------------------------------------------------
CURRENT LIABILITIES
Current maturities of LTD                         0         0           0                            0
Notes payable to banks                            0         0           0                            0
Commercial paper                                  0         0           0                            0
Purchased gas                                     0         0           0                            0
Accounts payable & other                        (33)    5,405           0      0(4)              5,372
Postretirement employee benefit liability                 (22)          0                          (22)
Accrued taxes                                     0        98           0                           98
Broker margin accounts
Overrecovered gas costs - S.T.                    0         0           0                            0
Derivatives                                       0         0           0                            0
Customer credit bal & dep                         0         0           0                            0
                                             ---------------------------------------------------------
     Total current liabil                       (33)    5,481           0      0         0       5,448
                                             ---------------------------------------------------------
DEFERRED CREDITS
Deferred ITC                                      0         0           0                            0
Deferred income taxes                             0    (1,554)          0      0(2)             (1,554)
Deferred revenue                                  0         0           0                            0
Overrecovered gas costs - L.T.                    0         0           0                            0
Derivatives                                       0         0           0                            0
Manufactured gas plant remediaition               0         0           0                            0
Postretirement employee benefit liability                 918           0                          918
Other                                             0       111           0                          111
                                             ---------------------------------------------------------
     Total deferred credits                       0      (525)          0      0         0        (525)
                                             ---------------------------------------------------------
       TOTAL CAP & LIAB.                        610     6,845       2,532  2,532         0       7,455
                                             =========================================================
                                                  0         0           0  2,532     2,532           0
                                                  0         0           0                0           0
                                                 ok        ok


                                                                 LIABILITIES AND STOCKHOLDER EQUITY
                                             ------------------------------------------------------------------------------
                                                        NJR               NJR Energywer  NJR Retail  NJR Capital
                                               NJR    Service    NJNG     Services Co.    Holdings      Corp.        TOTAL
---------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Common stock equity                          417,932        0    415,366         30,595       2,532       24,162    890,587
Redeemable preferred stock                         0        0          0              0           0            0          0
Long-term debt                                     0        0    257,899              0           0            0    257,899
                                             ------------------------------------------------------------------------------
     Total capitalization                    417,932        0    673,265         30,595       2,532       24,162  1,148,486
                                             ------------------------------------------------------------------------------
CURRENT LIABILITIES
Current maturities of LTD                          0               2,448              0           0            0      2,448
Notes payable to banks                        42,300                   0              0           0            0     42,300
Commercial paper                                   0             143,500              0           0            0    143,500
Purchased gas                                      0              32,398        168,232           0            0    200,630
Accounts payable & other                       9,510    2,093     35,068          1,881       5,372        4,013     57,937
Postretirement employee benefit liability     (3,964)   1,308      2,653             68         (22)         288        331
Accrued taxes                                 13,182        4     23,795            (23)         98         (541)    36,515
Broker margin accounts                                                 0                                                  0
Overrecovered gas costs - S.T.                     0                   0              0           0            0          0
Derivatives                                        0              10,056         12,294           0          400     22,750
Customer credit bal & dep                          0              13,747          9,000           0         (103)    22,644
                                             ------------------------------------------------------------------------------
     Total current liabil                     61,028    3,405    263,665        191,452       5,448        4,057    529,055
                                             ------------------------------------------------------------------------------
DEFERRED CREDITS
Deferred ITC                                       0               8,801              0           0            0      8,801
Deferred income taxes                         (1,842)            113,703            580      (1,554)       3,549    114,436
Deferred revenue                                   0                   0          1,136           0       12,282     13,418
Overrecovered gas costs - L.T.                     0                   0              0           0            0          0
Derivatives                                        0              19,427          1,211           0        1,401     22,039
Manufactured gas plant remediaition                0             108,800              0           0            0    108,800
Postretirement employee benefit liability      6,792    1,133      9,395                        918            0     18,238
Other                                          3,720      107     80,065          4,619         111            0     88,622
                                             ------------------------------------------------------------------------------
     Total deferred credits                    8,670    1,240    340,191          7,546        (525)      17,232    374,354
                                             ------------------------------------------------------------------------------
       TOTAL CAP & LIAB.                     487,630    4,645  1,277,121        229,593       7,455       45,451  2,051,895
                                             ==============================================================================
                                                   0        0          0              0           0            0          0
                                                   0        0          0              0           0            0          0
                                                  ok       ok         ok             ok



                                                      LIABILITIES AND STOCKHOLDER EQUITY
                                             --------------------------------------------------
                                                 RECLASS            CONSOLIDATING      CONSOL
                                             DR          (CR)        DR       (CR)     TOTAL
-----------------------------------------------------------------------------------------------
CAPITALIZATION
Common stock equity                                              471,601(A)             418,941
                                                                      45(F)
                                                                       0(D)
Redeemable preferred stock                                                                    0
Long-term debt                                                                          257,899
                                             --------------------------------------------------
     Total capitalization                                                               676,840
                                             --------------------------------------------------
CURRENT LIABILITIES
Current maturities of LTD                                                                 2,448
Notes payable to banks                                                                   42,300
Commercial paper                                                                        143,500
Purchased gas                                              0(8)        0(H)             200,630
Accounts payable & other                         0(3)              8,442(B)              49,495
Postretirement employee benefit liability              2,990(3)                           3,321
Accrued taxes                                    0                                       36,515
Broker margin accounts                                                                        0
Overrecovered gas costs - S.T.                                                                0
Derivatives                                      0(1)                                    22,750
Customer credit bal & dep                                                                22,644
                                             --------------------------------------------------
     Total current liabil                                                               523,603
                                             --------------------------------------------------
DEFERRED CREDITS
Deferred ITC                                                                              8,801
Deferred income taxes                          828(2)      0(2)                         113,608
Deferred revenue                                                                         13,418
Overrecovered gas costs - L.T.                                                                0
Derivatives                                      0(1)                                    22,039
Manufactured gas plant remediaition                                                     108,800
Postretirement employee benefit liability    2,990(3)      0(3)                          15,248
Other                                                                                    88,622
                                             --------------------------------------------------
     Total deferred credits                                                             370,536
                                             --------------------------------------------------
       TOTAL CAP & LIAB.                         0         0                          1,570,979
                                             ==================================================
                                             3,863     3,863     480,088     480,088          0
                                                           0                       0          0


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

                                                New Jersey Resources Corporation

                                       By:  /s/ Oleta J. Harden

                                            ------------------------------------
                                                       OLETA J. HARDEN
                                             Senior Vice President & Secretary

(Corporate Seal)

Attest:

/s/ Glenn C. Lockwood

---------------------------
GLENN C. LOCKWOOD
Senior Vice President & CFO

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719

                                    EXHIBIT B

         Attached as Exhibit B is Consolidating Financial Data Schedule for the fiscal year ended September 30, 2003.

                        New Jersey Resources Corporation
                           Financial Data Schedule UT
                  For the Fiscal Year Ended September 30, 2003


THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM NEW JERSEY RESOURCES CORPORATION'S 2003 ANNUAL REPORT TO STOCKHOLDERS INCLUDING THE CONSOLIDATED STATEMENTS OF INCOME, CONSOLIDATED STATEMENTS OF CASH FLOWS, CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.


Item                                    Item                                                      Twelve
Number                                  Description                                               Months
                                                                                                  000's
----------------------------------------------------------------------------------------------------------
 1. total assets                                                                                 1,570,979
 2. gross operating revenue                                                                      2,544,379
 3. net income                                                                                      65,412

                                    EXHIBIT C

    None